
Mail Stop 4631

December 12, 2016

Via E-mail
Mr. Kuanfu Fan
Chief Financial Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
229 Tongda Avenue
Economic and Technological Development Zone
Suqian, Jiangsu Province, P.R. China 223800

> **Re: China Xuefeng Environmental Engineering Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed August 30, 2016**
> **File No. 333-175483**

Dear Mr. Fan:

We issued comments to you on the above captioned filing on November 23, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 27, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction

Cc: Mr. Joseph M. Lucoksy
       Lucosky Brookman LLP